

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2016

Aneliya Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th St.
New York, NY 10022

> **Re:** **Altisource Residential Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 13 by BLR Partners LP et al.**
>
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed April 12, 2016 by BLR Partners LP et al.**
> **File No. 1-35657**

Dear Ms. Crawford:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

We Are Concerned by the Company's Abrupt Shift in Strategy…, page 6

1. We note the statement here and a similar statement in the soliciting materials filed on April 12, 2016 that "a review of public filings indicates that AAMC and ASPS are *dominated* by three investors: Putnam Investments, Luxor Capital and William Erbey… [which collectively] own approximately 57.7% of the common equity of ASPS and approximately 68.8% of the common equity of AAMC… [and that b]y comparison, Mr. Erbey, owns just 4.1% of RESI." Emphasis added. Such disclosure appears to suggest that Putnam Investments and Luxor Capital do not have a significant ownership interest in the Company and also appears to imply that the three investors are a "group." In light

of the following, please revise to remove such implications or advise why such revisions are not necessary.

Based on the most recent public filings, it appears that:

- the three investors collectively own 26.2% of the Company's common stock,
- Luxor Capital owns a higher percentage common equity interest in the Company than ASPS (7.6% in the Company vs. 5.5% in ASPS),
- Putnam Investments owns a higher percentage common equity interest in the Company than AAMC (15% in the Company vs. 13.96% in ASPS), and
- these three investors own 59.76% of the common equity of AAMC (as opposed to the 68.8% stated by the RESI Shareholders Group) and 53.24% of the common equity of ASPS (as opposed to the 57.7% stated by the RESI Shareholders Group).

We believe the Board is Unqualified and Riddled with Conflicts of Interests that Jeopardizes its Ability to act in the Best Interests of Stockholders, page 7

2.   We note the statement here and a similar statement in the soliciting materials filed on April 12, 2016 that "[the RESI Shareholders Group is] concerned that Mr. Ellison's pursuit of the new strategy is a result of AAMC's fee structure that incentivizes the Board and management of AAMC to increase the gross assets of RESI in order to generate additional fees for AAMC's financial benefit." It is our understanding that AAMC's fees are not based on gross assets. Under the terms of the new asset management agreement with AAMC, as disclosed in Company's Current Report on Form 8-K filed with the SEC on April 2, 2015, it appears that AAMC receives a base management fee that is derived from the Company's average invested equity capital for a given quarter multiplied by a specified percentage set forth in the agreement that is based on the number of single-family rental properties actually rented by the Company. Furthermore, it is our understanding that the base management fee is based on the invested equity capital of the Company, which is approximately $1.2 billion, versus the Company's gross assets, which is approximately $2.7 billion, that the disclosure otherwise suggests. It is also our understanding that under the new asset management agreement, AAMC is only entitled to an incentive management fee if the Company's return on invested equity capital exceeds an annual hurdle rate specified in the agreement of between 7% and 8.25%. As it appears that the incentive management fee is only earned by AAMC if the Company acquires assets that meet a minimum return to the Company's shareholders, please remove or revise the above statement.

Proposal No. 1 – Election of Directors, page 10

3.   We note the statement on page 12 that, "in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law." Please confirm for us that should the

participants nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12

4. We note the statement that "[t]he filing of RESI's preliminary proxy statement confirmed our view that the Board does not intend to act in the best interest of RESI shareholders and is intent on pursuing a *failed* strategy." Emphasis added. Please provide support for such statement or revise. In responding to this comment, please address why the RESI Shareholders Group believes that the Company's fourth quarter and full year 2015 earnings materials are not indicative of the viability of the Company's long-term single-family rental strategy.

5. Disclosure in the soliciting materials indicates that the Company paid $87 million to ASPS in 2014 and that the RESI Shareholders Group is demanding that the Company disclose the material terms of its services agreement with ASPS. It is our understanding that the Company paid a total of $16 million to ASPS in 2014 pursuant to services provided under the Master Services Agreement and the Support Services Agreement, each between the Company and ASPS, each dated December 21, 2012 and each attached as Exhibits to the Company's Current Report on Form 8-K filed with the SEC on December 28, 2012. Please revise or advise why corrective disclosure is unnecessary.

6. We note the disclosure that "[the RESI Shareholders Group] believe[s] that the Board is in desperate need of independent directors who are fully committed to making decisions with the best interests of RESI shareholders in mind, without regard to the financial interests of the investors and management of AAMC, ASPS or other conflicted parties." It is our understanding that four of the Company's five directors have been determined to meet the independence standards and qualifications established by the New York Stock Exchange, federal securities law, and the Company's Corporate Governance Guidelines. Please advise or revise and make revisions to similar statements found in the RESI Shareholders Group preliminary proxy statement.

7. We note the claims in the soliciting material that Messrs. Reiner and Fitzpatrick are "unqualified to operate RESI" because of their lack of public board experience. Please reconcile such disclosure with the fact that one of the RESI Shareholders Group's director nominees, Andrew L. Platt, also appears to have no public board experience. Please advise or revise and make revisions to similar statements found in the RESI Shareholders Group preliminary proxy statement.

8. We note the disclosure that "[the RESI Shareholders Group] believe[s] that the recent acquisitions of RESI's shares by Luxor Capital and ASPS shows their desire *to maintain*

control over RESI in order to salvage their faltering investment." Emphasis added. Please either provide support for such statement or revise to eliminate the implication that Luxor Capital and ASPS have a controlling interest in RESI when, in fact, their collective interest in the Company is only 12.6%. In responding to this comment, please address the fact that the Company has several other large stockholders, including Putnam Investment Management LLC, Fidelity Management & Research Co., Capital Research & Management Co., BlackRock Fund Advisors and The Vanguard Group, Inc. whose collective holdings in the Company exceed those of Luxor Capital and ASPS.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions